January 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Radiant Logistics, Inc.

Registration Statement on Form S-3

Filed December 14, 2018

Commission File No. 333-228833

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Radiant Logistics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-228833) (the “Registration Statement”), so that it may become effective at 4:00 p.m. on January 3, 2019, or as soon thereafter as practicable.

Thank you for your prompt attention to this request. Should you have any questions, please contact Patrick Pazderka of Fox Rothschild LLP, counsel to the Registrant, at (612) 607-7557.

Very truly yours,

RADIANT LOGISTICS, INC.

By:	/s/ Bohn H. Crain
Bohn H. Crain
Chief Executive Officer